EXFO INC.
(the “Corporation”)

INDEPENDENT MEMBERS COMMITTEE CHARTER (“CHARTER”)

Purpose

In circumstances where the Chairman of the Board of Directors is not independent as specified in applicable securities legislation and where the Corporation has therefore nominated an independent Lead Director, it is appropriate that the Board of Directors create an Independent Members Committee (“Committee”) to ensure that independent directors have adequate opportunities to meet and discuss issues in sessions without management present, to coordinate the activities of other independent directors and to perform such other duties and responsibilities as the Board of Directors may determine.

Committee Membership

The Committee shall consist of all members of the Board of Directors of the Corporation that satisfy the independence requirements of the securities legislation.

Meetings

The Committee shall meet as frequently as needed and any independent director may request such meeting at any time.

The Lead Director of the Corporation shall act as chairman of the meetings of the Committee. In the absence of the Lead Director at any of the meetings, the members of the Committee present at a meeting shall select a substitute chairman that will preside the meeting of the Committee.

In consultation with the other members of the Committee, the Committee shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting.

The chair shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee in advance of the meeting.

Responsibilities and duties

To fulfill its responsibilities, the Committee shall namely:

1.	Evaluate the independence of the members of the Board of Directors pursuant to applicable securities legislation.

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2.	Annually evaluate the qualifications of current members of the Board of Directors who are available for re-election.
3.
Upon a significant change in a director’s personal circumstances or in the event a significant ongoing time commitment arises that may be inconsistent with a director’s service to the Board of Directors, the Committee shall review, as appropriate and in light of the then current Board policies as reflected in the Code of Conduct or other corporate governance principles, the continued Board membership of such director.

4.	Annually review and evaluate the Board of Directors and Board of Directors’ Committees including the Independent Members Committee annually.
5.	Make recommendations to the Human Resources Committee on continuing education for independent directors, such trainings to be provided to the independent directors during Committee meetings.
6.	Discuss and make recommendations to the Board of Directors of the Corporation on any other matters that the Committee deems relevant to be addressed by the Committee.
7.	Have authority to create subcommittees with such powers as the Committee shall occasionally confer.

I.	Resources

The Committee shall have the authority to retain independent legal, accounting and other consultants.  The Committee may request any officer or employee of the Corporation or the Corporation’s outside counsel to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

II.	Charter review

On an annual basis, the Committee shall review the adequacy of this Charter, and recommend to the Board of Directors any modifications or changes hereto for approval by the Board of Directors.

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